EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	Six Months Ended	FISCAL YEAR
	June 29, 2013	2012	2011	2010	2009	2008
EARNINGS
Earnings before income taxes	$359	$1,005	$1,019	$1,209	$1,057	$581
Plus fixed charges:
Interest expense (1)	39	73	70	67	46	73
Rent interest factor (2)	8	15	15	12	11	9
TOTAL FIXED CHARGES	47	88	85	79	57	82
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$406	$1,093	$1,104	$1,288	$1,114	$663
RATIO OF EARNINGS TO FIXED CHARGES	8.6	12.4	13.0	16.3	19.5	8.1

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.